Exhibit 12.1

CEDAR REALTY TRUST, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	June 30,	Year ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Net income before discontinued operations	$7,556,000	$8,764,000	$21,616,000	$17,611,000	$4,519,000	$24,094,000
Undistributed earnings of equity investees	—	—	—	—	—	—
Fixed charges (excluding capitalized interest)	11,303,000	29,672,000	28,886,000	33,634,000	35,397,000	41,424,000

Total earnings (A)	$18,859,000	$38,436,000	$50,502,000	$51,245,000	$39,916,000	$65,518,000

Fixed charges:
Interest expense (including amortization of financing)	$11,094,000	$29,152,000	$28,377,000	$33,126,000	$34,868,000	$40,896,000
Capitalized interest and amortization	285,000	743,000	409,000	757,000	915,000	1,314,000
Portion of rents representing interest	209,000	520,000	509,000	508,000	529,000	528,000

Total fixed charges (B)	$11,588,000	$30,415,000	$29,295,000	$34,391,000	$36,312,000	$42,738,000

Preferred stock dividends	$7,204,000	$14,408,000	$14,408,000	$14,408,000	$14,413,000	$14,819,000

Total fixed charges and preferred stock dividends (C)	$18,792,000	$44,823,000	$43,703,000	$48,799,000	$50,725,000	$57,557,000

Ratio of earnings to fixed charges (A divided by B)(x)	1.63	1.26	1.72	1.49	1.10	1.53

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)(y)	1.00	(z)	1.16	1.05	(z)	1.14

Deficit - Fixed charges
Deficit - Combined fixed charges and preferred stock dividends		$6,387,000			$10,809,000

(x)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. In computing the ratio of earnings to fixed charges: (a) earnings consist of (loss) income before discontinued operations plus distributed income of equity investees and fixed charges (excluding capitalized interest) and (b) fixed charges consist of interest expense including amortization of debt discounts and issuance costs (including capitalized interest) and the estimated portion of rents payable by us representing interest.
(y)	The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the total of fixed charges and preferred stock dividends. In computing the ratio of earnings to combined fixed charges and preferred stock dividends: (a) earnings consist of (loss) income before discontinued operations plus distributed income of equity investees and fixed charges (excluding capitalized interest), (b) fixed charges consist of interest expense including amortization of debt discounts and issuance costs (including capitalized interest) and the estimated portion of rents payable by us representing interest; and (c) preferred stock dividends consists of preferred stock dividends.
(z)	During the fiscal years ended December 31, 2016 and 2013, earnings were insufficient to cover fixed charges and preferred stock dividends by $6.4 million and $10.8 million, respectively.